SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Streamline Health Solutions, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

86323X106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 86323X106	13G/A	Page 2 of 12

1	NAME OF REPORTING PERSONS Highland Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 471,459**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 471,459**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,459**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 86323X106	13G/A	Page 3 of 12

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 471,459**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 471,459**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,459**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 86323X106	13G/A	Page 4 of 12

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 471,459**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 471,459**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,459**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 86323X106	13G/A	Page 5 of 12

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,616**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,616**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,616**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 86323X106	13G/A	Page 6 of 12

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,616**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,616**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,616**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 86323X106	13G/A	Page 7 of 12

1	NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,616**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,616**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,616**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 86323X106	13G/A	Page 8 of 12

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 489,075**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 489,075**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,075**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Delaware statutory trust (the “Long/Short Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Highland Capital Healthcare Advisors, L.P., a Delaware limited partnership (“Healthcare Advisors”), Highland Capital Healthcare Advisors GP, LLC, a Delaware limited liability company (“Healthcare Advisors GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 11, 2016 (the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI and James D. Dondero is the President of Highland Services. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Long/Short Fund. Highland Services is the sole owner of Healthcare Advisors GP. Healthcare Advisors GP is the general partner of Healthcare Advisors. Healthcare Advisors is the investment advisor to Sterling Capital Long/Short Healthcare (“Sterling Healthcare” and together with the Long/Short Fund, the “Funds”). This Amendment relates to the Common Stock, $.01 par value (the “Common Stock”), of Streamline Health Solutions, Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows.

(a)	The Long/Short Fund may be deemed the beneficial owner of 471,459 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Long/Short Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 471,459 shares of Common Stock held by the Long/Short Fund.

Healthcare Advisors, as the investment advisor to Sterling Healthcare, Healthcare Advisors GP, as the general partner of Healthcare Advisors, and Highland Services, as the sole owner of Healthcare Advisors GP, may be deemed the beneficial owners of the 17,616 shares of Common Stock held by Sterling Healthcare.

Mr. Dondero may be deemed the beneficial owner of the 489,075 shares of Common Stock held by the Funds.

(b)	The Long/Short Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 2.4% of the outstanding shares of Common Stock held by the Long/Short Fund. This percentage was determined by dividing 471,459, the number of shares of Common Stock held directly by the Long/Short Fund, by 19,684,284, which is the number of shares of Common Stock outstanding as of December 1, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on December 7, 2016.

Healthcare Advisors, Healthcare Advisors GP and Highland Services may be deemed the beneficial owners of 0.1% of the outstanding shares of Common Stock held by Sterling Healthcare. This percentage was determined by dividing 17,616, the number of shares of Common Stock held directly by Sterling Healthcare, by 19,684,284, which is the number of shares of Common Stock outstanding as of December 1, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on December 7, 2016.

Mr. Dondero may be deemed the beneficial owner of 2.5% of the outstanding Common Stock held by the Funds. This percentage was determined by dividing 489,075, the number of shares of Common Stock held directly by the Funds, by 19,684,284, which is the number of shares of Common Stock outstanding as of December 1, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on December 7, 2016.

(c)	The Long/Short Fund has the sole power to vote and dispose of the 471,459 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 471,459 shares of Common Stock held by the Long/Short Fund.

Healthcare Advisors, Healthcare Advisors GP and Highland Services have the shared power to vote and dispose of the 17,616 shares of Common Stock held by Sterling Healthcare.

Mr. Dondero has the the shared power to vote and dispose of the 489,075 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated to read as follows.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

HIGHLAND FUNDS I, on behalf of its series Highland Long/Short Healthcare Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
	Name:	Dustin Norris
	Title:	Assistant Secretary

HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.

By:	Highland Capital Healthcare Advisors GP, LLC, its general partner

By:	Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL HEALTHCARE ADVISORS GP, LLC

By:	Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero